Exhibit 99.1

November 12, 2020

Globant Reports 2020 Third Quarter Financial Results

Business Witnesses Strong Sequential Improvement

Third quarter revenues of $207.2 million, up 20.9% year-over-year

IFRS Diluted EPS of $0.30 for the third quarter

Non-IFRS Diluted EPS of $0.60 for the third quarter

Luxembourg / November 12, 2020 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and nine months ended September 30, 2020.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Third Quarter 2020 Financial Highlights

•	Revenues rose to $207.2 million, representing 20.9% year-over-year growth compared to the third quarter of 2019.
•	IFRS Gross Profit margin was 37.1% compared to 38.7% in the third quarter of 2019.
•	Non-IFRS Adjusted Gross Profit Margin was 39.0% compared to 40.6% in the third quarter of 2019.
•	IFRS Profit from Operations Margin was 11.2% compared to 13.4% in the third quarter of 2019.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.3% compared to 18.1% in the third quarter of 2019.
•	IFRS Diluted EPS was $0.30 compared to $0.40 in the third quarter of 2019.
•	Non-IFRS Adjusted Diluted EPS was $0.60 compared to $0.62 in the third quarter of 2019.

Nine months ended September 30, 2020 highlights

•	Revenue rose to $581.5 million, representing 22.4% year-over-year growth compared to the first nine months of 2019.
•	IFRS Gross Profit margin was 37.0% compared to 38.8% in the first nine months of 2019.
•	Non-IFRS Adjusted Gross Profit Margin was 38.9% compared to 40.6% in the first nine months of 2019.
•	IFRS Profit from Operations Margin was 9.7% compared to 12.8% in the first nine months of 2019.
•	Non-IFRS Adjusted Profit from Operations Margin was 14.8% compared to 17.2% in the first nine months of 2019.
•	IFRS Diluted EPS was $0.90, compared to $1.08 in the first nine months of 2019.
•	Non-IFRS Adjusted Diluted EPS was $1.75, compared to $1.65 in the first nine months of 2019.

Cash and Other Metrics for the Quarter ended September 30, 2020

•	Cash and cash equivalents and Short-term investments totaled $385.6 million as of September 30, 2020, an increase of $303.1 million, from $82.5 million as of December 31, 2019. As of September 30, 2020, we had $75 million drawn from our credit facility.
•	Globant completed the third quarter of 2020 with 14,340 Globers, 13,436 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the third quarter of 2020 was as follows: 70.0% from North America (top country: US), 22.4% from Latin America and others (top country: Argentina) and 7.6% from Europe (top country: Spain).
•	In terms of currencies, 84.5% of Globant’s revenues for the third quarter of 2020 were denominated in US dollars.
•	During the twelve months ended September 30, 2020, Globant served a total of 893 customers and continued to increase its wallet share, having 118 accounts with more than $1 million of annual revenues, compared to 104 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers for the third quarter of 2020 represented 10.8%, 32.2% and 45.0% of revenues, respectively.

“The global COVID-19 crisis pushed organizations to embrace profound digital transformations. We are in front of a unique opportunity and our strong value proposition enables us to differentiate from other players”, said Martín Migoya, Globant CEO and co-founder. “During this quarter we had two major milestones that reflected our future-centric vision. First, we held our Converge event, which raised a lot of interest throughout our community as we formally launched Augmented Coding. Also, Globant was recognized as a 2020 Worldwide Leader in CX Improvement by IDC MarketScape. We are extremely proud of this recognition as it shows the outstanding work our team is doing throughout the globe.”

"We are extremely pleased with Globant’s sequential organic revenue recovery and very strong net employee additions for the third quarter. We are also very satisfied with gA’s acquisition and the synergies that we are achieving. We delivered revenues and adjusted diluted earnings per share above our expectations and adjusted profit from operations margins at the upper end of our guidance range. As the COVID-19 crisis has led to lower utilization rates, adjusted profit from operations margin is down year over year but is up sequentially 180 basis points. This trend shows a sequential recovery in business and utilization rates,” explained Juan Urthiague, Globant’s CFO.

2020 Fourth quarter Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter of 2020:

•	Fourth quarter 2020 Revenues are estimated to be at least $220 million, or 19.4% year over year growth.
•	Fourth quarter 2020 Non-IFRS Adjusted Profit from Operations Margin is estimated to be largely in line with third quarter 2020.
•	Fourth quarter 2020 Non-IFRS Adjusted Diluted EPS is estimated to be at least $0.66 (assuming an average of 41.3 million diluted shares outstanding during the fourth quarter).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the third quarter 2020 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US & Canada +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 14,300 employees and we are present in 16 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non financial assets, acquisition-related charges and COVID-19 related expenses. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited condensed interim consolidated statement of financial position as of September 30, 2020, its audited consolidated statement of financial position as of December 31, 2019 and its unaudited condensed interim consolidated statement of comprehensive income for the three and nine months ended September 30, 2020 and 2019, prepared in accordance with IFRS as issued by IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges and COVID-19 related expenses. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine months ended		Three months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenues	581,503	475,019	207,223	171,334
Cost of revenues	(366,089)	(290,663)	(130,253)	(105,047)
Gross profit	215,414	184,356	76,970	66,287

Selling, general and administrative expenses	(155,250)	(122,283)	(53,796)	(43,091)
Net impairment (losses) gain on account receivables	(3,525)	(616)	19	459
Other Operating (expenses) income, net	—	(720)	—	(720)
Profit from operations	56,639	60,737	23,193	22,935

Finance income	1,377	628	670	363
Finance expense	(7,439)	(4,108)	(2,333)	(1,773)
Other financial results, net	2,172	(5,399)	(1,452)	(2,115)

Share of results of investment in associates	(375)	(183)	(293)	(183)

Other income and expenses, net	(3,624)	35	(3,667)	27
Profit before income tax	48,750	51,710	16,118	19,254

Income tax	(13,222)	(11,148)	(3,779)	(4,176)
Net income for the period	35,528	40,562	12,339	15,078

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(2,539)	(958)	(1,002)	(799)
- Net change in fair value on financial assets measured at fair value through other comprehensive income ("FVOCI")	—	(372)	23	(399)
- Gains and losses on cash flow hedges	(848)	(234)	(14)	(667)
Total comprehensive income for the period	32,141	38,998	11,346	13,213

Net income attributable to:
Owners of the Company	35,528	40,562	12,339	15,078
Net income for the period	35,528	40,562	12,339	15,078

Total comprehensive income for the period attributable to:
Owners of the Company	32,141	38,998	11,346	13,213
Total comprehensive income for the period	32,141	38,998	11,346	13,213
Earnings per share
Basic	0.93	1.11	0.31	0.41
Diluted	0.90	1.08	0.30	0.40
Weighted average of outstanding shares (in thousands)
Basic	38,113	36,481	39,629	36,718
Diluted	39,314	37,595	40,830	37,831

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of September 30, 2020 and December 31, 2019

(In thousands of U.S. dollars, unaudited)

	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	323,309	62,721
Investments	62,292	19,780
Trade receivables	196,535	156,676
Other assets	9,517	13,439
Other receivables	20,528	19,308
Other financial assets	2,456	4,527
Total current assets	614,637	276,451

Non-current assets
Investments	—	418
Other assets	6,820	7,796
Receivables	21,168	8,810
Deferred tax assets	42,439	26,868
Investment in associates	3,400	3,776
Other financial assets	5,647	1,683
Property and equipment	87,239	87,533
Intangible assets	35,036	27,110
Right-of-use assets	67,385	58,781
Goodwill	258,860	188,538
Total non-current assets	527,994	411,313
TOTAL ASSETS	1,142,631	687,764

LIABILITIES
Current liabilities
Trade payables	24,669	31,487
Payroll and social security taxes payable	88,525	72,252
Borrowings	3,534	1,198
Other financial liabilities	21,233	8,937
Lease liabilities	19,965	19,439
Tax liabilities	9,447	7,898
Income tax payable	11,335	4,612
Other liabilities	55	368
Total current liabilities	178,763	146,191

Non-current liabilities
Trade payables	6,745	5,500
Borrowings	75,091	50,188
Other financial liabilities	14,696	1,617
Lease liabilities	45,882	41,924
Deferred tax liabilities	1,437	1,028
Provisions for contingencies	11,217	2,602
Total non-current liabilities	155,068	102,859
TOTAL LIABILITIES	333,831	249,050

Capital and reserves
Issued capital	47,605	44,356
Additional paid-in capital	492,233	157,537
Other reserves	(5,944)	(2,557)
Retained earnings	274,906	239,378
Total equity attributable to owners of the Company	808,800	438,714
TOTAL EQUITY AND LIABILITIES	1,142,631	687,764

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine months ended		Three months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Reconciliation of adjusted gross profit
Gross Profit	215,414	184,356	76,970	66,287
Depreciation and amortization expense	7,329	4,981	2,690	2,061
Share-based compensation expense	3,419	3,667	1,091	1,214
Adjusted gross profit	226,162	193,004	80,751	69,562
Adjusted gross profit margin	38.9%	40.6%	39.0%	40.6%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(155,250)	(122,283)	(53,796)	(43,091)
Depreciation and amortization expense	15,459	12,512	5,562	3,985
Share-based compensation expense	16,003	10,371	5,518	3,537
Acquisition-related charges (a)	6,127	5,450	1,879	2,285
COVID-19-related charges (b)	(613)	—	(613)	—
Adjusted selling, general and administrative expenses	(118,274)	(93,950)	(41,450)	(33,284)
Adjusted selling, general and administrative expenses as % of revenues	(20.3)%	(19.8)%	(20.0)%	(19.4)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	56,639	60,737	23,193	22,935
Share-based compensation expense	19,422	14,038	6,609	4,751
Impairment of tax credits	(8)	—	(8)	—
Acquisition-related charges (a)	7,303	6,064	2,263	2,530
COVID-19-related charges (b)	2,751	—	(434)	—
Impairment of assets	—	720	—	720
Adjusted Profit from Operations	86,107	81,559	31,623	30,936
Adjusted Profit from Operations margin	14.8%	17.2%	15.3%	18.1%

Reconciliation of Net income for the period
Net income for the period	35,528	40,562	12,339	15,078
Share-based compensation expense	19,422	14,038	6,609	4,751
Impairment of tax credits	(8)	—	(8)	—
Acquisition-related charges (a)	11,063	6,548	5,920	2,917
COVID-19-related charges (b)	2,751	—	(434)	—
Impairment of assets	—	720	—	720
Adjusted Net income	68,756	61,868	24,426	23,466
Adjusted Net income margin	11.8%	13.0%	11.8%	13.7%

Calculation of Adjusted Diluted EPS
Adjusted Net income	68,756	61,868	24,426	23,466
Diluted shares	39,314	37,595	40,830	37,831
Adjusted Diluted EPS	1.75	1.65	0.60	0.62

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers' businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Total Employees	11,283	11,855	12,538	12,333	14,340
IT Professionals	10,462	11,021	11,755	11,573	13,436

North America Revenues %	77.1	75.0	74.5	72.8	70.0
Latin America and Others Revenues %	17.0	20.0	19.5	20.8	22.4
Europe Revenues %	5.9	5.0	6.0	6.4	7.6

USD Revenues %	86.3	86.7	86.8	87.0	84.5
Other Currencies Revenues %	13.7	13.3	13.2	13.0	15.5

Top Customer %	11.9	11.7	11.7	10.7	10.8
Top 5 Customers %	26.1	27.0	29.1	31.9	32.2
Top 10 Customers %	38.6	38.5	41.0	44.9	45.0

Customers Served (Last Twelve Months)	744	822	876	805	893
Customers with >$1M in Revenues (Last Twelve Months)	104	107	112	113	118

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant